UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission file number:  1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Index to Financial Statements

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013	5

Notes to Financial Statements	6

Signatures	17

Supplemental Schedule:

Schedule of Assets (held at end of year)	Schedule H

All other schedules were omitted as they are not applicable or not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended and applicable regulations issued by the Department of Labor.

Exhibit:

23.1	Consent of Grant Thornton LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Relations Committee of the
Colgate-Palmolive Company Employees Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Colgate-Palmolive Company Employees Savings and Investment Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
New York, New York
June 24, 2014

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2013 and 2012
(Dollars in thousands)

	2013	2012
Assets
Cash	$2,656	$6,895
Investments at fair value	3,296,725	2,748,889
Receivables:
Employer contributions receivable	26	—
Participant contributions receivable	132	1,528
Notes receivable from participants	15,756	16,604
Total receivables	15,914	18,132
Total assets	3,315,295	2,773,916

Liabilities
Due to brokers for securities purchased	126	1,432
Long-term notes payable to Colgate-Palmolive Company	33,988	41,325
Accrued interest on notes payable	978	1,195
Total liabilities	35,092	43,952
Net assets available for benefits at fair value	3,280,203	2,729,964
Adjustments from fair value to contract value relating to fully benefit-responsive investment contracts	(7,470)	(13,068)
Net assets available for benefits	$3,272,733	$2,716,896

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2013
(Dollars in thousands)

Additions
Net investment income:
Interest	$4,681
Dividends	57,327
Appreciation in the fair value of investments, net	599,378
Interest expense on notes payable	(2,004)
Net investment income	659,382

Contributions:
Employer contributions	9,537
Participant contributions	46,130
Total contributions	55,667

Interest income on notes receivable from participants	578

Total additions	715,627

Deductions
Administrative expenses	(2,282)
Distributions to participants	(157,508)
Total deductions	(159,790)

Increase in net assets available for benefits	555,837
Net assets available for benefits – beginning of year	2,716,896
Net assets available for benefits – end of year	$3,272,733

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
(Dollars in thousands, except as indicated)

1.    Description of the Plan

The Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) is a defined contribution plan sponsored by Colgate-Palmolive Company (the “Company”). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is also a leveraged employee stock ownership plan (“ESOP”). State Street Global Advisors (the “ESOP trustee”), a division of State Street Bank & Trust Company, is the trustee of Funds D and E (the “ESOP shares trust”). The Bank of New York Mellon is the trustee of the remaining funds and the custodian of the Plan. Mercer HR Services LLC is the recordkeeper of the Plan.

The Plan offers programs which include an employer match, a success sharing program, a retirement contribution program, a bonus savings account program, an income savings account program and a retiree insurance program. The provisions below, applicable to the Plan participants, provide only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Employees eligible to participate in the Plan must meet certain minimum hourly service requirements and be at least 18 years old. Employees are eligible upon hire to participate in the Plan.

As of December 31, 2013, the Plan maintained the following funds:

Name of Fund	Description of the type of investment
Short Term Fixed Income Fund	Guaranteed investment contracts and cash reserve funds
Colgate Common Stock Fund (Fund B)	Colgate-Palmolive Company Common Stock and cash reserve funds
Colgate Employer Common Stock Fund (Fund D)	Colgate-Palmolive Company Common Stock (the ESOP shares trust)
Colgate Common Stock Fund (Fund E)	Colgate-Palmolive Company Common Stock (the ESOP shares trust)
Vanguard Wellington Fund	Equity securities of medium size and large companies and fixed income securities
Vanguard Institutional Index Fund (Admiral shares)	Equity securities included in the S&P 500 Index in similar proportion
American Funds EuroPacific Growth Fund	Primarily equity securities of companies outside the U.S., primarily in Europe and the Asia/Pacific basin
Western Asset Core Plus Fixed Income Fund	Diversified portfolio of U.S. government, corporate, mortgage and asset-backed fixed-income securities
Neuberger Berman Genesis Fund	Primarily equity securities of small capitalization companies (total market value of no more than $2 billion at the time of initial investment)
Vanguard Extended Market Index	Invests in approximately 3,000 equity securities of medium and small size companies, which span many different industries and account for about one-fourth of the market-cap of the U.S. stock market
T. Rowe Price Growth Stock Fund	Normally invests 80% of assets in the common stocks of a diversified group of growth companies that have the ability to pay increasing dividends through strong cash flow
Eaton Vance Large Cap Value Fund
Primarily invests in dividend paying value stocks of large capitalization companies, which have market capitalizations equal to or greater than the median capitalization of companies included in the Russell 1000 Value Index

BlackRock LifePath Funds	Primarily invests in a mix of equity, fixed income and money market funds

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Employee Stock Ownership Plan (“ESOP”)

In accordance with the terms of the Plan, on June 19, 1989, the Plan issued $410,030 of long-term notes due through July 2009 bearing an average interest rate of 8.7%. The Plan used the proceeds of the notes to purchase 6,315,149 shares of the Company’s Series B Convertible Preference Stock (“Preference stock”) from the Company. These notes, which were guaranteed by the Company, were repaid in July 2009.

As a result of rules issued by the Internal Revenue Service related to employer stock held in defined contribution plans, the Company issued a notice of redemption with respect to the remaining shares of Preference stock outstanding on December 29, 2010. At the direction of the Company’s ESOP trustee, the shares of Preference stock were converted into 38,483,072 shares of common stock, adjusted for the two-for-one common stock split that occurred during 2013 (the “2013 Stock Split”). For further information regarding the 2013 Stock Split, refer to Note 4, Investments and Fair Value Measurements. Additionally, the Colgate Preferred Stock Fund (Fund D) was renamed the Colgate Employer Common Stock Fund (Fund D).

As a means of extending the benefits of the ESOP to participants over a longer period, the ESOP and the Company entered into a loan agreement in June 2000 under which the Company was permitted to loan up to $300,000 through 2009 to the ESOP with repayment scheduled no later than December 31, 2035. Repayments of principal and interest are funded through future contributions and dividends on stock held by the ESOP, both paid by the Company to the ESOP. The Company did not make any contributions to the ESOP during 2013. The Company has guaranteed minimum funding of $130,000, on a present value basis, in excess of debt service requirements. As of December 31, 2013 and 2012, the ESOP had outstanding borrowings from the Company of $33,988 and $41,325, respectively, bearing an average interest rate of 5.75% and 5.77%, respectively. The fair value of the outstanding notes payable to the Company was estimated at approximately $46 million and $67 million as of December 31, 2013 and 2012, respectively based on current interest rates for debt with similar maturities (Level 2 valuation).

Dividends on stock held by the ESOP are paid to the ESOP and, together with cash contributions from the Company, are (a) used by the ESOP to repay principal and interest on the long-term notes*, (b) credited to participant accounts, or (c) used to fund basic and additional basic retirement contributions**.

A portion of the Employer Common Stock Fund D shares are released for allocation to participants semi-annually based on the ratio of debt service for the period to total debt service over the remaining scheduled life of all ESOP debt. As of December 31, 2013, 19,171,587 common shares (valued at $1,250,179) were released for allocation to participant accounts and the balance of 9,947,548 common shares (valued at $648,680) were available for future allocation to participant accounts. As of December 31, 2012, 19,270,842 common shares (valued at $1,007,287) were released for allocation to participant accounts and the balance of 11,950,454 common shares (valued at $624,650) was available for future allocation to participant accounts (both share amounts are adjusted for the 2013 Stock Split). The ESOP released shares are allocated to fund the employer portion of all the Plan programs in the following manner:

(1)	Pursuant to the Company’s matching contribution under the Savings Program,

(2)	Pursuant to the Basic Retirement Contribution Program**,

(3)	Pursuant to the Additional Basic Retirement Contribution Program**,

(4)	Pursuant to the Bonus Savings Account Program and the Income Savings Account Program,

(5)	Pursuant to the Retiree Insurance Program ***

(6)	As Supplemental Contribution Allocations, and

(7)	Pursuant to the Success Sharing Program.

* Beginning with the May 2012 dividends, only those dividends on ESOP released shares not yet allocated to participant accounts were used for these purposes; dividends on ESOP shares allocated to participant accounts were reinvested in shares of stock in Colgate Common Stock Fund B. Prior to this, dividends on ESOP released shares not yet allocated to participant accounts and on ESOP shares allocated to participant accounts were used to repay principal and interest or fund basic and additional basic retirement contributions.

** In 2012, Basic and additional basic retirement contributions were made from ESOP released shares and from dividends on ESOP released shares not yet allocated to participant accounts. In 2013, Basic and additional basic retirement

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

contributions were made only from dividends on ESOP released shares not yet allocated to participant accounts and cash contributions.

*** Under the revised Retirement Program, effective September 1, 2010, the Company no longer makes allocations into a Retiree Insurance Program unless the employee is a member of one of the Hill’s Pet Nutrition, Inc. participating unions.

Savings Program

Participant Contributions

Under the Savings Program, employees generally can contribute to the Plan between 1% and 25% of their recognized earnings (the greater of total compensation paid during the previous calendar year minus items such as reimbursement of moving expenses and special awards, or regular salary as of the most recent January 1, plus commissions and bonuses paid in the prior year). Employees who are not “highly compensated”, as defined by the Internal Revenue Code (“IRC”), may contribute any combination up to 25% of their recognized earnings on either a before-tax (subject to certain IRC limitations) or after-tax basis. Employees who are highly compensated may contribute as follows: those employees whose 2013 recognized earnings were less than $145.9 were limited to 16% of their recognized earnings, those employees whose 2013 recognized earnings were between $146.0 and $254.9 were limited to 12% of their recognized earnings and those employees whose 2013 recognized earnings equaled or exceeded $255.0 were limited to 8% of their recognized earnings. Participants may begin, suspend or resume contributions, change their contribution rate and the allocation of their contributions between before-tax and after-tax earnings on a daily basis. Plan participants are always fully vested in their contributions and related investment earnings. Under the IRC, the maximum allowable pre-tax contribution for participants was $17.5 and $17.0 for 2013 and 2012, respectively. Participants who are expected to reach or are over the age of 50 during the Plan year and have made the maximum before-tax contribution are eligible to make additional catch-up contributions. Under the Internal Revenue Code, the maximum allowable catch-up contribution was $5.5 for both 2013 and 2012, on a pre-tax basis.

Employees may direct the investment of participant contributions to any of the Plan’s investment funds, other than Funds D and E, and may change how these contributions will be invested when allocated on a daily basis. Participants may, on a daily basis, diversify / transfer their participant account balances among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

Company Matching Contributions

The Company and wholly-owned subsidiaries to which the Plan has been extended, make matching contributions of 50% to 75% of employee contributions up to 6% of recognized earnings, depending on years of service, collective bargaining agreements, and participation status in the Employees’ Retirement Income Plan. Company matching contributions for employees participating in the Savings Program are made in the form of common stock to Fund D and are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E. Participants are 50% vested in their Company matching contribution accounts after two years of service and fully vested after three years of service or, if while active, they reach age 55, become permanently disabled, die, or in the event of Plan termination.

Incoming Rollovers

The Plan permits incoming rollovers of before-tax money from Section 403(b) plans and governmental Section 457 plans, as well as both before-tax and after-tax money from other companies’ qualified plans. Participants may direct the investment of an incoming rollover to any of the Plan’s investment funds, other than Funds D and E. Participants may, on a daily basis, diversify / transfer their rollover balances among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

Company Retirement Contributions Program

Effective September 1, 2010 the Company began allocating Basic Retirement Contributions (“BRCs”) and Additional Basic Retirement Contributions (“ABRCs”) equal to 2% up to 7% of employee’s recognized earnings depending upon

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

years of service in lieu of pension credits. Employees who participate in the Employees’ Retirement Income Plan under the pre-July 1, 1989 plan formula and employees of Hill’s Pet Nutrition, Inc. that are covered by a collective bargaining agreement are not eligible for these Company retirement contributions. Participating employees may direct the investment of Company retirement contributions to be allocated among any of the Plan’s investment funds, other than Funds D and E. These Company retirement contributions are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E. Participants are 50% vested in their account after two years of service and fully vested after three years of service, or if while active, they reach age 55, become permanently disabled, die, or in the event of Plan termination. See Note 9, Subsequent Events, for discussion on changes to the Company Retirement Contributions Program effective January 1, 2014.

Success Sharing Program

The Success Sharing Program is designed to enable the Company to share its financial success with employees.  Under the Success Sharing Program, a Success Sharing Account (“SSA”) has been established within the Plan for each eligible employee.  As the Company meets or exceeds annual financial targets, shares of common stock are allocated to employee accounts according to a pre-determined formula. To be eligible, an individual generally must be employed by the Company on a full-time basis, be at least 18 years old and be on the payroll from at least June 30 through the last day of the year. If the individual is eligible but was not employed for the entire year, the allocation will be prorated. Part-time employees with benefits are also eligible. Employees are at all times fully vested in the value of their SSA. Any allocation is initially credited to Fund D. Participants may, on a daily basis, immediately upon allocation, diversify their SSA among any of the Plan’s investment funds, although participants cannot make transfers into Funds D and E.

Bonus Savings Account Program

The Bonus Savings Account (“BSA”) Program is designed to enable each eligible employee to receive an allocation representing all or a portion of his/her bonus in common stock. Under this program, a BSA allocation is credited to each eligible employee’s BSA established within the Plan. The portion of an employee’s bonus that can be allocated within the BSA program is determined based on the bonus amount earned, the total number of shares of common stock available for allocation, and other factors such as an employee’s income level and Internal Revenue Service (“IRS”) rules. This program is generally available to all employees in the United States who are participants in the Plan. However, due to IRS restrictions, employees who have not been a participant in the Plan for at least two years are unable to participate in the program, and employees with fewer than five years of service may be ineligible to receive a BSA allocation with respect to certain bonus periods. Employees are at all times fully vested in the value of their BSA and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Any allocation is initially credited to Fund D. BSA balances are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

Income Savings Account Program

The Income Savings Account (“ISA”) Program is designed to enable each eligible employee to receive an allocation representing a portion of his/her income in the form of common stock. Under this program, an ISA allocation of common stock is made each year to each eligible employee’s ISA. This program is available to active full-time employees and part-time employees with benefits in the United States, with at least five years of service as of July 2nd of the current year. Employees are at all times fully vested in the value of their ISA and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Any allocation is initially credited to Fund D. ISA balances are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

Retiree Insurance Program

The Retiree Insurance Program is designed to provide funds that can be used by employees to purchase health and life insurance upon retirement. Under the Retiree Insurance Program, a Retiree Insurance Account (“RIA”) has been established within the Plan for each eligible employee. Each year, shares from the Colgate Employer Common Stock Fund are allocated to each employee’s RIA. Effective September 1, 2010, the Company no longer makes allocations into an RIA unless the participant is a member of one of the Hill’s Pet Nutrition, Inc. participating unions. Allocations are based upon

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

the schedule that was in place as of the Plan year 2009. Participants are 50% vested in their RIA after two years of service and fully vested after three years of service, or if while active, reach age 55, become permanently disabled, die, or in the event of Plan termination. RIA allocations are made in the form of common stock to Fund D and are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E. Employees are entitled to the value of the vested amount of their RIA upon resignation, termination or retirement.

Participant Accounts

Each participant account may be credited with the types of allocations described above as well as allocations of fund earnings or losses, and expenses. Depending on fund elections, certain participant investment accounts are also charged with monthly investment service fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions

Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death. Unvested balances will be forfeited in the event of termination. In service withdrawals are available as specified by the Plan.

Forfeitures

After the earlier of the distribution of the terminated participant’s vested account balances or the fifth anniversary of the participant’s termination, nonvested employer account balances are returned to the unallocated pool of Colgate common stock and become available to the Company to pay for administrative expenses incurred by the Plan and/or to reduce future Company contributions. The forfeiture balance as of December 31, 2013 and 2012 totaled $969 and $650, respectively, which will be used to reduce future Company contributions or plan administrative expenses.

Notes Receivable From Participants

Participants who have $1,000**** or more in the Plan may borrow from the total of their fund accounts, a minimum of $500**** up to a maximum equal to the lesser of $50,000**** (subject to certain offsets for prior loans) or 50% of their vested balance, subject to certain exclusions. Participants are allowed to have one ordinary loan and one loan related to the purchase of a principal residence, outstanding at any time. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to the prime rate as listed in The Wall Street Journal on the first business day of the month in which the loan was requested. Principal and interest are paid ratably via payroll deductions. Loans outstanding at December 31, 2013 had interest rates ranging from 3.3% to 9.5% and maturities through 2028.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the Employee Relations Committee of the Company (the “Committee”) shall compute and distribute the value of the accounts of the participants.

**** For purposes of this paragraph, dollar amounts are reported as actual dollars.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Distributions to participants are recorded when paid.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Plan considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Notes Receivable from Participants

Participant loans are stated at cost plus accrued interest. Interest income is recorded on an accrual basis. Delinquent loans are reclassified as distributions to participants based upon the terms defined in the Plan document.

Investment Valuation and Income Recognition

The Plan’s investments, other than investments in common/collective trust funds and guaranteed investment contracts (“GICs”), are stated at fair value based on quoted market prices or as otherwise determined by Bank of New York Mellon, the Plan’s trustee.

The Plan is invested in common/collective trust funds which are stated at fair value using the net asset value (“NAV”) per unit in each fund. The NAV is based on the fair value of the underlying investments owned by each trust, minus its liabilities, divided by the number of shares outstanding. The liabilities, which are primarily investment management fees due, are included in Due to brokers for securities purchased in the Statements of Net Assets Available for Benefits. The common/collective trust funds are primarily comprised of a mix of equity and fixed income funds.

The Plan has entered into fully benefit-responsive GICs with insurance companies, banks and other financial institutions. The GICs represent investments that have fixed income securities paired with benefit-responsive wrap contracts. Wrap contracts are issued by high-quality financial institutions with primarily the following objectives: to provide a fixed rate of interest for a specified period of time and to enable the fund to pay participant-initiated withdrawals at book value.

The Statements of Net Assets Available for Benefits present both the fair value of the GICs and the adjustment of the fully benefit-responsive GICs from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In certain circumstances, the amount withdrawn from the GICs would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the contract issuer’s underwriting criteria for issuance of a similar contract. Such circumstances resulting in the payment of benefits at market value rather than contract value are not considered probable of occurring in the foreseeable future.

Examples of events that would permit a contract issuer to terminate a contract upon short notice include the Plan’s loss of its qualified status, uncorrected material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the contract issuer could terminate the contract at the fair value of the underlying investments (or in the case of traditional GICs, at the hypothetical fair value based upon a contractual formula).

Purchases and sales are recorded on a trade-date basis. Realized gains and losses from security transactions are reported using the average cost method. Dividend income is recorded on the ex-dividend date.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Administration

The Plan is administered by the Committee for the benefit of the participants. Administrative expenses are paid by the Plan.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3.	Tax Status

The Company has obtained a favorable determination from the IRS in a letter dated May 2, 2014 regarding the Plan’s qualified status. The Plan has been amended since the amendments considered under the determination letter. However, the Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

4.	Investments and Fair Value Measurements

Investments

As of December 31, 2013 and 2012, the Plan had investments in Colgate-Palmolive Company Common Stock, mutual funds, cash reserve funds, GICs and common/collective trust funds.

On March 7, 2013, the Company’s Board of Directors approved a two-for-one stock split of the Company’s common stock to be effected through a 100% stock dividend (the “2013 Stock Split”). The record date for the 2013 Stock Split was the close of business on April 23, 2013, and the share distribution occurred on May 15, 2013. As a result of the common stock split, shareholders, including the Plan, received one additional share of Colgate common stock, par value $1.00, for each share they held as of the record date. All share amounts of Colgate-Palmolive Common Stock in these Financial Statements and Notes to the Financial Statements are presented on a post-split basis.

The following investments represent 5% or more of the Plan’s net assets as of December 31:

	2013	2012
Colgate-Palmolive Company Common Stock, 34,037,903 and 35,680,436 shares, in 2013 and 2012, respectively	$2,219,612	$1,865,016

During 2013, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Colgate-Palmolive Company Common Stock	$450,158
Common/collective trust funds	13,037
Investments in registered investment companies	136,183
Total net appreciation (depreciation) in the fair value of investments	$599,378

The GICs carry a crediting interest rate established at inception and reset periodically (typically quarterly) to approximate the interest earnings of the underlying investments, subject to certain minimums. For 2013, the average yield and the

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

average crediting interest rate on the investment contracts were 1.4% and 2.4%, respectively. For 2012, the average yield and the average crediting interest rate on the investment contracts were 1.1% and 2.8%, respectively.

The contract value of a GIC is the relevant measurement for the portion of the net assets available for benefits attributable to a certain investment contract. The contract values of the GICs were $155,288 and $150,680 at December 31, 2013 and 2012, respectively. The fair values of the GICs were $162,758 and $163,748 at December 31, 2013 and 2012, respectively. In accordance with the provisions of the Plan, issuers of GICs must have a credit rating of AA- or better at the time they were hired under the fund manager’s investment rating system. Accordingly, there are no reserves against contract value for credit risk of the contract issuer or otherwise.

Fair Value Measurements

The Plan uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates.

Assets and liabilities carried at fair value are classified as follows:

Level 1:	Based upon quoted market prices in active markets for identical assets or liabilities.

Level 2:	Based upon observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Based upon unobservable inputs reflecting the reporting entity’s own assumptions.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies used for the Plan assets measured at fair value are as follows:

Colgate-Palmolive Company Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the NAV of units held by the Plan at year end based upon quoted market prices. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s NAV per unit as of the redemption date.

Cash reserve funds: Valued at cost plus accrued interest, which approximates fair value. The funds have no restrictions from redemption.

Guaranteed investment contracts: Valued at the total of the fair value of the underlying securities.

Common/Collective trust funds: Valued using the NAV per unit in each fund.  The NAV is based on the value of the underlying investments owned by each trust, minus its liabilities, divided by the number of shares outstanding. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s NAV per unit as of the redemption date.

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2013:

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

	Level 1	Level 2	Total
Colgate-Palmolive Company Common Stock	$2,219,612	$—	$2,219,612
Mutual funds:
Balanced funds	130,034	—	130,034
Equity index funds	182,945	—	182,945
International equity funds	107,135	—	107,135
Equity funds	245,675	—	245,675
Fixed income funds	81,294	—	81,294
Cash reserve funds	37,192	—	37,192
Guaranteed investment contracts:
Treasury and agency bonds	—	82,233	82,233
Corporate bonds	—	41,012	41,012
Commercial and residential mortgage-backed securities	—	27,924	27,924
Asset-backed securities	—	3,267	3,267
Other	—	8,322	8,322
Common/Collective trust funds	—	130,080	130,080
Total Investments at Fair Value	$3,003,887	$292,838	$3,296,725

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2012:

	Level 1	Level 2	Total
Colgate-Palmolive Company Common Stock	$1,865,016	$—	$1,865,016
Mutual funds:
Balanced funds	106,369	—	106,369
Equity index funds	81,547	—	81,547
International equity funds	86,594	—	86,594
Equity funds	217,637	—	217,637
Fixed income funds	101,529	—	101,529
Cash reserve funds	38,271	—	38,271
Guaranteed investment contracts:
Treasury and agency bonds	—	72,533	72,533
Corporate bonds	—	48,413	48,413
Commercial and residential mortgage-backed securities	—	33,360	33,360
Asset-backed securities	—	4,924	4,924
Other	—	4,518	4,518
Common/Collective trust funds	—	88,178	88,178
Total Investments at Fair Value	$2,496,963	$251,926	$2,748,889

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

5.	ESOP Shares Trust

Information about the net assets and significant components of the changes in net assets relating to the investments maintained in Funds D and E is as follows:

	December 31,
	2013	2012
Assets:
Cash	$2,656	$6,895
Fixed income liquid reserve fund	2,266	2,107
Colgate-Palmolive Company Common Stock	1,931,596	1,660,436
Total assets	1,936,518	1,669,438
Liabilities:
Long-term notes payable to Colgate-Palmolive Company	33,988	41,325
Accrued interest on current and long-term notes	978	1,195
Total liabilities	34,966	42,520
Net assets available for benefits	$1,901,552	$1,626,918

Year Ended December 31, 2013
Changes in net assets available for benefits:
Employer contributions	$—
Dividends and interest, net of fees	38,722
Net appreciation (depreciation) in the fair value of investments	396,907
Transfers to other funds	(67,071)
Interest expense on current and long-term notes	(2,004)
Distributions to participants	(91,920)
Increase (decrease) in net assets available for benefits	$274,634

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

6.	Reconciliation to Form 5500

At December 31, 2013 and 2012, benefit distributions that have been processed and approved for payment as of such date but not yet paid of $123 and $283, respectively, are not reflected in the financial statements. For reporting to the Department of Labor, these amounts are reported as a liability on Form 5500.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	Related Party Transactions

As of December 31, 2013 and 2012, the Plan held shares of common stock of Colgate-Palmolive Company, the Plan Sponsor. Certain investments within the Employee Benefit Temporary Investment FD Fund are shares of funds managed by Bank of New York Mellon, the trustee of the Plan. Certain investments within the Dreyfus Treasury Prime Fund are shares of funds managed by Bank of New York Mellon’s affiliate, Dreyfus. As of December 31, 2013, the Plan had $14,427 and $9,102 invested in the Employee Benefit Temporary Investment FD Fund and Dreyfus Treasury Prime Fund, respectively. As of December 31, 2012, the Plan had $11,478 and $514 invested in the Employee Benefit Temporary Investment FD Fund and Dreyfus Treasury Prime Fund, respectively. These transactions qualify as party-in-interest transactions that are allowable under ERISA. Administrative fees paid to Bank of New York Mellon for the twelve months ended December 31, 2013 were $434.

9.	Subsequent Events

Effective January 1, 2014, the Company changed the way it provides retirement benefits to substantially all of its U.S-based employees participating in the Employees’ Retirement Income Plan. The Company now provides future retirement benefits for these employees through the Plan, rather than providing certain retirement benefit accruals under the Employees’ Retirement Income Plan. As a result of these changes, beginning in 2014, the Company increased the contributions that these employees receive under the Plan. All eligible employees, including employees who participated in the Employees’ Retirement Income Plan under the pre-July 1, 1989 plan formula, will now receive basic and additional retirement contributions under the Plan. Basic and additional retirement contributions to the Plan are between 4% and 15% of recognized earnings depending on years of service and prior eligibility status in the Employees’ Retirement Income Plan. In addition, the amount of Company matching contributions made to the Plan increased for certain employees and is generally 50% to 75% of employee contributions up to 6% of recognized earnings depending on years of service.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN (Name of Plan)

Date: June 24, 2014	/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer
Colgate-Palmolive Company

Date: June 24, 2014	/s/ Victoria L. Dolan
Victoria L. Dolan
Vice President and Corporate Controller
Colgate-Palmolive Company

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PARTICIPANT LOANS
AS OF DECEMBER 31, 2013
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Participant loans, maturities ranging from 1 to 15 years	3.3% - 9.5%	$15,756

	Total Participant Loans		$15,756

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2013
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Colgate Separate Account Cash	0.23%	$16,122	$16,122
*	Dreyfus Treasury Prime Fund	0.00%	9,102	9,102
	BHP Billiton Finance USA LTD	5.50%	127	128
	BNP Paribas SA	Var Rate	250	251
	Bank of New York Mellon Corp	1.70%	354	355
	Credit Agricole SA / London	2.63%	300	304
	Credit Suisse / New York	5.50%	127	128
	Danaher Corp	1.30%	151	151
	John Deere Capital Corp	1.25%	252	253
	Federal Home Ln Bk Cons BD	0.25%	750	750
	Federal Home Ln Mtg Corp	2.50%	207	210
	General Electric Capital Corp	2.10%	600	606
	Google Inc	1.25%	226	226
	JPMorgan Chase & Co	4.65%	254	255
	Lloyds Bank PLC	Var Rate	150	151
	Philip Morris International	6.88%	127	129
	SSIF Nevada LP	Var Rate	200	201
	Sumitomo Mitsui Banking	1.90%	202	203
	Svenska Handelsbanken AB	Var Rate	500	500
	US Bancorp	4.20%	381	382
	Wal-Mart Stores Inc	1.63%	201	201
	Wells Fargo & Co	3.75%	231	233
	Total Cash Equivalents			$30,841

	Guaranteed Investment Contracts:
	UNITED STATES TREASURY NOTE	1.38%	09/30/2018	$7,731
	UNITED STATES TREASURY NOTE	0.25%	04/15/2016	28,365
	UNITED STATES TREASURY NOTE	1.25%	10/31/2018	1,474
	UNITED STATES TREASURY NOTE	0.25%	10/31/2015	22,977
	UNITED STATES TREASURY NOTE	1.25%	11/30/2018	2,939
	UNITED STATES TREASURY BILL	0.00%	03/27/2014	6,749
	UNITED STATES TREASURY NOTE	0.63%	11/15/2016	299

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2013
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	CALIFORNIA STATE UNIVERSITY	5.00%	11/01/2037	321
	NEW JERSEY TRANSPORTATION TRUST	5.00%	06/15/2036	266
	WASHINGTON ST FOR ISSUES DTD PRI	5.00%	08/01/2033	271
	WASHINGTON ST FOR ISSUES DTD PRI	5.00%	08/01/2036	268
	NEW YORK N Y FOR PRIOR ISSUES DT	5.00%	08/01/2025	283
	NEW YORK N Y FOR PRIOR ISSUES DT	5.00%	08/01/2025	283
	STATE OF CALIFORNIA	5.00%	04/01/2043	256
	INTERNATIONAL FINANCE CORPORATION	0.88%	06/15/2018	1,163
	FEDERAL HOME LOAN MORTGAGE CORP	1.25%	10/02/2019	190
	FEDERAL FARM CREDIT BANK SYSTEM	5.05%	06/22/2018	1,934
	FEDERAL HOME LOAN MORTGAGE CORP	2.38%	01/13/2022	599
	FEDERAL HOME LOAN BANK SYSTEM	1.88%	03/13/2020	292
	FEDERAL NATIONAL MORTGAGE ASSOCI	1.25%	09/28/2016	3,662
	DALLAS TEXAS INDEPENDENT SCHO	6.45%	02/15/2035	455
	LOUISIANA LOC GOVT ENVIRONMENTAL	1.52%	02/01/2018	326
	VIRGINIA COMMONWEALTH TRANS BRD	5.35%	05/15/2035	468
	COMMONWEALTH OF PENNSYLVANIA	5.85%	07/15/2030	662
	WELLS FARGO & COMPANY	4.60%	04/01/2021	578
	U.S. BANCORP	3.00%	03/15/2022	464
	JPMORGAN CHASE & CO.	4.50%	01/24/2022	1,725
	UNION BANK, N.A.	2.13%	06/16/2017	659
	ERP OPERATING LIMITED PARTNERSH	4.63%	12/15/2021	342
	BB&T CORPORATION	1.60%	08/15/2017	299
	CAPITAL ONE FINANCIAL CORPORATION	4.75%	07/15/2021	309
	BANK OF AMERICA CORPORATION	2.60%	01/15/2019	151
	MORGAN STANLEY	6.25%	08/28/2017	233
	JOHN DEERE CAPITAL CORPORATION	3.15%	10/15/2021	645
	JPMORGAN CHASE & CO.	4.40%	07/22/2020	263
	SANTANDER US DEBT, S.A.	3.72%	01/20/2015	104
	DCT INDUSTRIAL TRUST INC.	4.50%	10/15/2023	197
	MARKEL CORPORATION	3.63%	03/30/2023	189
	BANK OF AMERICA, N.A.	5.30%	03/15/2017	1,599
	SUNTRUST BANK	7.25%	03/15/2018	295

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2013
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	CUBESMART, L.P.	4.80%	07/15/2022	419
	GENWORTH HOLDINGS, INC.	7.20%	02/15/2021	89
	SUNTRUST BANK	2.75%	05/01/2023	337
	ROYAL BANK OF SCOTLAND GROUP PLC	2.55%	09/18/2015	335
	WELLS FARGO & COMPANY	3.50%	03/08/2022	835
	FIRST HORIZON NATIONAL CORPORATION	5.38%	12/15/2015	372
	HEALTH CARE REIT, INC.	4.13%	04/01/2019	190
	SANTANDER HOLDINGS USA INC	3.45%	08/27/2018	77
	SANTANDER HOLDINGS USA INC	3.00%	09/24/2015	129
	THE ROYAL BANK OF SCOTLAND	9.50%	03/16/2022	180
	BPCE SA	5.70%	10/22/2023	208
	SIMON PROPERTY GROUP, L.P.	4.13%	12/01/2021	817
	THE HARTFORD FINANCIAL SERVICES GRO	6.00%	01/15/2019	123
	PNC BANK, NATIONAL ASSOCIATION	6.00%	12/07/2017	571
	HCP, INC.	4.25%	11/15/2023	394
	SANTANDER HOLDINGS USA INC	4.63%	04/19/2016	167
	KEYCORP	5.10%	03/24/2021	264
	CBL & ASSOCIATES LIMITED PART	5.25%	12/01/2023	201
	INTESA SANPAOLO SPA	3.13%	01/15/2016	311
	GENWORTH HOLDINGS, INC.	8.63%	12/15/2016	119
	VENTAS REALTY, LIMITED PARTNER	2.70%	04/01/2020	337
	GENWORTH HOLDINGS, INC.	6.52%	05/22/2018	172
	HEALTH CARE REIT, INC.	4.70%	09/15/2017	327
	CITIGROUP INC.	4.50%	01/14/2022	858
	PROTECTIVE LIFE CORPORATION	7.38%	10/15/2019	652
	GENWORTH HOLDINGS, INC.	7.63%	09/24/2021	423
	AMERICAN INTERNATIONAL GROUP, I	4.88%	06/01/2022	565
	BANK OF AMERICA CORPORATION	6.00%	09/01/2017	116
	GENERAL ELECTRIC CAPITAL CORPORATION	5.30%	02/11/2021	957
	MORGAN STANLEY	5.50%	07/28/2021	1,166
	ABBEY NATIONAL TREASURY SERVICES	3.05%	08/23/2018	416
	U.S. BANCORP	2.95%	07/15/2022	375
	AMERICAN EXPRESS CREDIT CORPORATION	2.38%	03/24/2017	310

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2013
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	DUKE ENERGY PROGRESS, INC	5.30%	01/15/2019	220
	ENTERPRISE PRODUCTS OPERATING LL	5.25%	01/31/2020	568
	NEXTERA ENERGY CAPITAL HOLDINGS, IN	6.00%	03/01/2019	270
	BUCKEYE PARTNERS, L.P.	4.15%	07/01/2023	196
	ENBRIDGE ENERGY PARTNERS, L.P.	9.88%	03/01/2019	577
	APPALACHIAN POWER COMPANY	4.60%	03/30/2021	679
	NEVADA POWER COMPANY	6.50%	05/15/2018	229
	WISCONSIN POWER AND LIGHT COMPANY	5.00%	07/15/2019	856
	AT&T INC.	2.63%	12/01/2022	202
	PEPSICO, INC.	2.75%	03/01/2023	606
	COVIDIEN INTERNATIONAL FINANCE S.	2.80%	06/15/2015	773
	NIKE, INC.	2.25%	05/01/2023	588
	NBCUNIVERSAL MEDIA, LLC	2.88%	01/15/2023	118
	VERIZON COMMUNICATIONS INC.	5.15%	09/15/2023	949
	ERAC USA FINANCE LLC	5.25%	10/01/2020	298
	BP CAPITAL MARKETS P.L.C.	2.25%	11/01/2016	472
	FORD MOTOR CREDIT COMPANY LLC	5.88%	08/02/2021	1,303
	VERIZON COMMUNICATIONS INC.	3.65%	09/14/2018	669
	BURLINGTON NORTHERN SANTA FE, LL	3.00%	03/15/2023	187
	WALGREEN CO.	3.10%	09/15/2022	165
	VERIZON COMMUNICATIONS INC.	4.50%	09/15/2020	540
	CENOVUS ENERGY INC.	3.00%	08/15/2022	473
	AUTOZONE, INC.	4.00%	11/15/2020	512
	AGILENT TECHNOLOGIES, INC.	3.20%	10/01/2022	364
	HEWLETT-PACKARD COMPANY	4.65%	12/09/2021	1,003
	AVON PRODUCTS, INC.	4.60%	03/15/2020	405
	DELTA AIR LINES, INC.	5.30%	10/15/2020	215
	PENSKE TRUCK LEASING CO., L.	2.50%	03/15/2016	592
	AMERICAN TOWER CORPORATION	3.50%	01/31/2023	370
	NBCUNIVERSAL MEDIA, LLC	4.38%	04/01/2021	508
	HEWLETT-PACKARD COMPANY	4.30%	06/01/2021	177
	EASTMAN CHEMICAL COMPANY	3.60%	08/15/2022	316
	VERIZON COMMUNICATIONS INC.	2.45%	11/01/2022	986

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2013
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	MDC HOLDINGS INC	5.63%	02/01/2020	424
	LYB INTERNATIONAL FINANCE B.V.	4.00%	07/15/2023	126
	LIFE TECHNOLOGIES CORPORATION	5.00%	01/15/2021	389
	TRANSOCEAN INC	6.50%	11/15/2020	487
	SHELL INTERNATIONAL FINANCE B.V.	3.10%	06/28/2015	454
	TELEFONICA EMISIONES, S.A.U.	5.46%	02/16/2021	189
	TOYOTA MOTOR CREDIT CORPORATION	2.00%	09/15/2016	486
	NOVARTIS CAPITAL CORPORATION	2.40%	09/21/2022	621
	MCKESSON CORPORATION	2.85%	03/15/2023	183
	FEDERAL HOME LOAN MOR FB 2006-3208 FRN	0.57%	08/15/2036	1,360
	FHLMC 781013	2.22%	11/01/2033	123
	FNCL AL4316	7.00%	03/01/2039	648
	FGLMC G07505	7.00%	02/01/2039	1,079
	CREDIT SUISSE MORTGAGE A1A 2007-C2 FRN	5.53%	01/15/2049	1,850
	MORGAN STANLEY CAPITAL A4 2006-HQ9 FRN	5.73%	07/12/2044	1,275
	FHLMC 1B0118	2.53%	08/01/2031	12
	FNCI MA0577	3.50%	11/01/2020	22
	FEDERAL NATIONAL MORTG 2A 2012-M12 FRN	2.71%	09/25/2022	570
	MERRILL LYNCH/COUNTR A1A 2006-4	5.17%	12/12/2049	1,200
	COMMERCIAL MORTGAGE A1A 2006-C8	5.29%	12/10/2046	790
	FNCN MA0793	3.50%	07/01/2021	478
	FNMA 756359	2.74%	12/01/2033	80
	FEDERAL NATIONAL M ASQ3 2012-M8	1.80%	12/25/2019	587
	FEDERAL NATIONAL MOR A2 2012-M8	2.35%	05/25/2022	465
	BANC OF AMERICA COMMERC A1A 2006-2 FRN	5.74%	05/10/2045	430
	MASTR ASSET SECURITIZA 4A2 2003-4	5.50%	05/25/2033	161
	FHLMC 847589	2.55%	09/01/2035	174
	FNCN MA0740	3.50%	05/01/2021	27
	FNCI AL3757	5.00%	03/01/2027	91
	FGCI J13715	3.50%	12/01/2020	5
	FGCI J24051	3.00%	06/01/2023	10
	FNMA 754671	1.93%	10/01/2033	137
	FGCI J17539	3.00%	12/01/2021	6

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2013
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	FGCI G14232	3.00%	09/01/2021	19
	FNMA 748645	1.93%	09/01/2033	205
	FGLMC G06255	4.50%	02/01/2041	330
	FNCI AE2033	3.50%	09/01/2020	36
	COMMERCIAL MORTGAGE A4	5.31%	12/10/2046	2,750
	FNMA MA0654	3.50%	02/01/2021	43
	FNMA 805480	5.50%	12/01/2034	1,220
	CS FIRST BOSTON MORTGA 5A1 2005-3	5.50%	07/25/2020	217
	FEDERAL NATIONAL MO ASQ2 2012-M8	1.52%	12/25/2019	497
	WACHOVIA BANK COMMERC A1A 2006-C26 FRN	6.01%	06/15/2045	1,290
	FNCI MA0703	3.50%	04/01/2021	13
	FNCI AH2090	3.50%	12/01/2020	22
	FNMA 758612	1.93%	11/01/2033	152
	FGCI G14728	3.50%	11/01/2021	78
	FNMA AL2293	4.38%	06/01/2021	537
	FGCI J13428	3.50%	11/01/2020	9
	FEDERAL HOME LOAN MO DA 2010-3777	3.50%	10/15/2024	300
	WAMU 2004AR14 A1	2.41%	01/25/2035	123
	CITIGROUP/DEUTSCHE A1S 2006-CD3	5.61%	10/15/2048	1,083
	FEDERAL HOME LOAN A2 2012-K710	1.88%	05/25/2019	1,277
	FEDERAL NATIONAL MORTG 1A2 2012-M4 FRN	2.98%	04/25/2022	787
	FNMA 889060	6.00%	01/01/2038	395
	FNMA 889061	6.00%	01/01/2038	378
	FNCN AB1827	3.50%	11/01/2020	10
	FEDERAL NATIONAL MORTGAG B 2012-111	7.00%	10/25/2042	316
	FEDERAL HOME LOAN A2 2012-K709	2.09%	03/25/2019	1,095
	FGLMC G06348	4.50%	02/01/2041	268
	LB-UBS COMMERCIAL M A1A 2006-C7	5.34%	11/15/2038	1,579
	FHLMC G05532	5.50%	08/01/2035	1,315
	HSBC BANK PLC	1.63%	07/07/2015	406
	FORD CREDIT FLOOR PLAN A1 2011-1	2.12%	02/15/2016	838
	ALLY MASTER OWNER TRUS A2 2011-3	1.81%	05/15/2016	754
	ALLY MASTER OWNER TRUS A2 2011-1	2.15%	01/15/2016	1,267

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2013
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	CENTERPOINT ENERGY RE A1 2012-1	0.90%	04/15/2018	408
	AMERICA MOVIL SOCIEDAD ANONIMA	2.38%	09/08/2016	243
*	EB TEMPORARY INVESTMENT FUND	0.00%		8,076
	Total Guaranteed Investment Contracts			$162,758

	Total Fund A			$193,599

*	Represents a Party-In-Interest as defined by ERISA

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND B)
AS OF DECEMBER 31, 2013
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

*	Employee Benefit Temporary Investment FD	$4,084		$4,084

*	Colgate-Palmolive Co. Common Stock	4,416,747	shares	288,016

	Total			$292,100

*	Represents a Party-In-Interest as defined by ERISA

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND D)
AS OF DECEMBER 31, 2013
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value

*	Employee Benefit Temporary Investment FD	$2,232		$2,232	$2,232

*	Colgate-Palmolive Co. Common Stock	29,119,135	shares	118,308	1,898,859

	Total			$120,540	$1,901,091

*	Represents a Party-In-Interest as defined by ERISA

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND E)
AS OF DECEMBER 31, 2013
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value

*	Employee Benefit Temporary Investment FD	$35		$35	$35

*	Colgate-Palmolive Co. Common Stock	502,021	shares	557	32,737

	Total			$592	$32,772

*	Represents a Party-In-Interest as defined by ERISA

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD WELLINGTON FUND
AS OF DECEMBER 31, 2013
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Vanguard Wellington Fund	1,984,344	units	$130,034

	Total			$130,034

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD INSTITUTIONAL INDEX FUND
AS OF DECEMBER 31, 2013
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Vanguard Institutional Index Fund (Admiral shares)	675,673	units	$114,378

	Total			$114,378

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AMERICAN FUNDS EUROPACIFIC GROWTH FUND
AS OF DECEMBER 31, 2013
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	American Funds EuroPacific Growth Fund	2,185,094	units	$107,135

	Total			$107,135

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
WESTERN ASSET CORE PLUS FIXED INCOME FUND
AS OF DECEMBER 31, 2013
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Western Asset Core Plus Fixed Income Fund	7,264,913	units	$81,294

	Total			$81,294

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
NEUBERGER BERMAN GENESIS FUND
AS OF DECEMBER 31, 2013
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Neuberger Berman Genesis Fund	2,071,306	units	$128,214

	Total			$128,214

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD EXTENDED MARKET INDEX
AS OF DECEMBER 31, 2013
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Vanguard Extended Market Index	1,092,706	units	$68,567

	Total			$68,567

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
T. ROWE PRICE GROWTH STOCK FUND
AS OF DECEMBER 31, 2013
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	T. Rowe Price Growth Stock Fund	1,728,399	units	$90,862

	Total			$90,862

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EATON VANCE LARGE CAP VALUE FUND
AS OF DECEMBER 31, 2013
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Eaton Vance Large Cap Value Fund	1,109,697	units	$26,599

	Total			$26,599

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
BLACKROCK INDEX FUNDS
AS OF DECEMBER 31, 2013
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Common/Collective Trust Funds:
	BlackRock Lifepath Index Retirement	426,313	units	$6,832
	BlackRock Lifepath Index 2015	905,469	units	15,403
	BlackRock Lifepath Index 2020	1,308,547	units	23,615
	BlackRock Lifepath Index 2025	1,115,203	units	21,210
	BlackRock Lifepath Index 2030	1,020,688	units	20,243
	BlackRock Lifepath Index 2035	814,965	units	16,808
	BlackRock Lifepath Index 2040	542,682	units	11,590
	BlackRock Lifepath Index 2045	358,298	units	7,919
	BlackRock Lifepath Index 2050	134,845	units	3,074
	BlackRock Lifepath Index 2055	205,539	units	3,386
	Total Common/Collective Trust Funds			$130,080
	Plan Total			$3,312,481